Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Inland Retail Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Inland Retail Real Estate Trust, Inc. (the Company) our reports dated March 10, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of the Company.

/s/ KPMG LLP
Chicago, Illinois
December 22, 2005